Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Attention: Investor Relations (207) 761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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Investor Presentation Fall 2004

Forward Looking Statements This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions and other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," "and other similar expression. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group's and Banknorth Group, Inc.'s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such materially differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.'s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group's and Banknorth Group, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). This communication is being made in respect of the proposed merger transactions involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc.. In connection with the proposed transactions, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations 416-308-9030 or to Banknorth Group, Inc., Attention: Investor Relations 207-761-8517. TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.'s directors and executive officers is available in Banknorth's proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Who is Banknorth? Best Managed Bank in America - Forbes Magazine, 1/2004 7,700+ employees $31 billion in assets* 1.3 million households Net income at 12/31/03 of $350 million Diversified loan and deposit base with emphasis on retail and commercial banking, investments and insurance Community banking model based on local decision-making and superior service * Pro forma with Boston Fed

Solid Franchise in New England and New York 405 branches* and 548 ATMs located in Massachusetts, Connecticut, Maine, New Hampshire, Vermont and New York #1 combined market share in Maine, New Hampshire and Vermont; #5 in Massachusetts and #6 in Connecticut Attractive demographics * Pro forma with Boston Fed

Community Banking Model Bank presidents in each state responsible for all major decisions affecting their customers and communities Local decision-making authority and loan authority React and make decisions quickly Superior local service Target both the middle/small business commercial market and consumer market Deposit gathering focused on core deposits Cross sell additional services including insurance and investments

History of Successful Acquisitions Acquisitions are a core competency Banknorth utilizes a disciplined and conservative acquisition model Acquisitions must be accretive in year 1 No revenue enhancements assumed All acquisitions have met or exceeded financial targets Completed 24 bank acquisitions since 1989 10 acquisitions completed since 2000 in high growth markets of Massachusetts and Connecticut

Consistently Strong Performance 10 consecutive years of operating EPS growth Strong profitability, improving consistently: 27% cash ROE 50% cash efficiency ratio Consistent, strong core loan and deposit growth Low-risk fee income growth with emphasis on loan and deposit fees, investment and insurance agency revenue Superior asset quality

1999 2000 2001 2002 2003 2004* Excl. Merger/Consolidation Costs 1.48 1.62 1.75 2.06 2.18 2.33 GAAP 1.34 1.32 1.68 1.99 2.15 *2004 earnings estimate based on First Call consensus estimate as of 7/26/04 EPS Growth (per Diluted Share) Dollars Excluding merger/consolidation costs GAAP

Strong Volume Growth Loans 1999 9.9 2000 10.8 2001 12.7 2002 14.1 2003 16.3 Q2/04 18.1 2003 5 yr. CAGR 13.5% $ Billions Loans Deposits 1999 11.7 2000 12.1 2001 14.2 2002 15.7 2003 17.9 Q2/04 19.3 2003 5 yr. CAGR 13.2% $ Billions Deposits

Other Income Growth and Improved Efficiency Other income 1999 191.1 2000 226.6 2001 239.2 2002 267.2 2003 324.7 2004P* 362.1 2003 5 yr. CAGR 13.5% $ Million Non-interest income (excluding securities gains/(losses)) Efficiency ratio 1999 0.5458 2000 0.5281 2001 0.5219 2002 0.5248 2003 0.5094 Q2/04 0.5074 Efficiency ratio *Projected

Strong Asset Quality Non-performing assets 1999 69.2 2000 67.1 2001 81.2 2002 68.9 2003 63.1 Q2/04 67.2 11 $ Million Non-performing assets 6/30/04 Rank* Non-performing loans to total loans and leases 0.36% 16 Non-performing loans to total assets 0.23% 16 Net charge-offs to average loans (annualized) 0.20% 17 Allowance to non-performing loans and leases 380% 13 * Source: KBW, Asset Quality Analysis of Top 50 Banks as of 6/30/04

Banknorth 5-Year Stock Performance Date BNK Peer Index NASDAQ Bank Index Keefe Bank Index 8/19/1999 100 100 100 100 8/20/1999 101 100.2 100.1 101.4 8/23/1999 101.8 101.7 101.1 104.2 8/24/1999 100.7 101.3 101.2 104.6 8/25/1999 99.3 100.5 100.7 102.1 8/26/1999 98.6 99.6 100.1 99.5 8/27/1999 97.8 98.7 99.6 98.6 8/30/1999 95.7 95.8 96.9 94.9 8/31/1999 95.3 96.5 97.3 95 9/1/1999 95.7 97.6 98 95.4 9/2/1999 93.3 95.6 96.1 93.5 9/3/1999 97.8 98.8 98.1 97.5 9/6/1999 97.8 98.8 98.1 97.5 9/7/1999 96.1 97.5 97.2 94.6 9/8/1999 95.3 97.2 96.4 94.1 9/9/1999 96.3 96.8 96.2 92.8 9/10/1999 96.4 96.8 96.5 93 9/13/1999 95.7 96.7 95.9 92.3 9/14/1999 96.1 95.3 94.7 90.5 9/15/1999 97.5 95.1 95.1 90.3 9/16/1999 96.1 94.1 94 90.2 9/17/1999 93.6 94.6 94.2 90.8 9/20/1999 93.3 93.8 94.1 90.4 9/21/1999 91.8 92.4 92.7 88.2 9/22/1999 92.2 92.6 92.7 88.4 9/23/1999 93.3 92.5 92.5 88.3 9/24/1999 93.6 93.2 93.1 90 9/27/1999 95 93.7 92.6 88.2 9/28/1999 92.5 93.7 92.4 88.8 9/29/1999 93.6 94.3 92.9 87.6 9/30/1999 94.3 94.4 94.3 90 10/1/1999 93.8 93.8 93.9 89.2 10/4/1999 96.8 97.1 95.8 92.2 10/5/1999 96.4 96.8 95.6 92.1 10/6/1999 98.6 98.3 96.9 94.2 10/7/1999 96.1 97.4 95.9 92.7 10/8/1999 98.6 99.5 97.5 94.7 10/11/1999 97.5 99.1 97.1 93.2 10/12/1999 95 97.8 96.4 91.9 10/13/1999 96.4 96.3 95.3 88.9 10/14/1999 95.7 95.7 94.9 88.7 10/15/1999 93.3 93.7 93.2 84.9 10/18/1999 94.3 94.9 93.1 87.1 10/19/1999 98.6 95.8 94 90.3 10/20/1999 98.2 97 94.9 92.7 10/21/1999 98.2 96.1 94.6 93 10/22/1999 100 98 96.2 96.7 10/25/1999 97.8 97.6 96 95.4 10/26/1999 98.6 97.9 95.7 95.1 10/27/1999 102.1 100.3 97.1 99.9 10/28/1999 104.9 105.1 100.3 106.2 10/29/1999 107.8 104.5 100.9 105.7 11/1/1999 107.1 104.2 101.1 104.5 11/2/1999 107.1 105.3 101.6 104.8 11/3/1999 108.5 104.9 101.7 103.1 11/4/1999 109.5 105.8 102.2 104.6 11/5/1999 110.3 106.6 102.9 106 11/8/1999 108.1 105.7 102.6 105.9 11/9/1999 104.9 104.3 101.8 103.5 11/10/1999 103.2 103.6 101.5 102 11/11/1999 102.1 103.4 100.8 101.4 11/12/1999 103.9 105.1 102 106.1 11/15/1999 104.3 105.6 102.3 106.3 11/16/1999 103.5 106.2 102.9 108.6 11/17/1999 103.2 105 102.3 105.6 11/18/1999 103.5 104.6 102.3 105 11/19/1999 103.9 103.9 102.2 103.9 11/22/1999 102.1 102 100.5 102.9 11/23/1999 101 100.6 99.2 101.3 11/24/1999 99.3 100.6 99 99.9 11/25/1999 99.3 100.6 99 99.9 11/26/1999 99.3 100.3 98.9 100.5 11/29/1999 96.8 98.6 97.5 97.8 11/30/1999 96.1 100 98.9 99 12/1/1999 95.7 99.9 98.4 98.9 12/2/1999 97.2 98.9 98.4 98.3 12/3/1999 98.2 100.7 99.9 101.1 12/6/1999 94.7 97.4 97.7 96.8 12/7/1999 92.5 95.3 96.3 94.8 12/8/1999 89.7 92.7 94.8 92.6 12/9/1999 89.7 92.1 94.7 93.3 12/10/1999 89.3 92.9 95 95.2 12/13/1999 86.5 91.4 94.7 94.1 12/14/1999 86.8 89.6 94 92.4 12/15/1999 87.2 88.7 93.7 91.6 12/16/1999 85.8 87.9 93 90.1 12/17/1999 86.8 87.5 92.4 89.6 12/20/1999 83 86.8 92.1 89.1 12/21/1999 85.1 88.8 93.7 91.5 12/22/1999 85.8 89.2 93.6 91.1 12/23/1999 85.8 89.6 94.3 92.6 12/24/1999 85.8 89.6 94.3 92.6 12/27/1999 83.7 88.2 93.3 90.8 12/28/1999 84.7 87.5 92.7 91.4 12/29/1999 85.8 88.5 93.9 91.9 12/30/1999 84.7 88.5 94.1 92.3 12/31/1999 85.4 88.4 94.8 92.1 1/3/2000 80.1 84.3 91.3 87.8 1/4/2000 79.1 81.2 88.3 84.1 Peer index is an equally weighted index of banks with $15 billion to $60 billion in assets (CMA, MTB, ASO, UB HBAN, ZION, CBSS, CBH, NFB, HIB, CNB, WBS, ASBC)

Wholesale P&C WM YTD 2004 481 1097 301 Who is TD? 3rd largest bank in Canada with a market capitalization of $21 billion (C$28 billion) and $239 billion (C$312 billion) in total assets Three main business segments: Personal & Commercial Wholesale Wealth Net income1 = $1.6 billion (C$2.1 billion) YTD thru July, 2004 Personal and Commercial Banking #1 market share in most retail products 10 million customers, including 4.5 million telephone and internet customers Over 1,000 branches across Canada About 2,700 Automated Banking Machines Wealth Management $93 billion (C$121 billion) in AUM and $226 billion (C$295 billion) in AUA TD Waterhouse - #1 discount brokerage in Canada - TD Waterhouse USA - top 5 discount brokerage in the US, 150 branches Wholesale Banking Leading Canadian full service corporate and investment bank Serving corporate, government and institutional clients globally 1. Before the amortization of intangibles.

TD - Illustrative Business Segment Earnings Retail TDCT 381 TDW 80 TDS 133 Retail TDCT 381 TDW 80 TDS 133 TDB 66 TD Net Income1 TD + Banknorth Net Income2 1. TD segment Q3/04 net income annualized 2. TD segment Q3/04 net income plus Banknorth's Q2/04 net income annualized TD Canada Trust TD Securities TD Waterhouse TD Banknorth (Personal & Commercial) (Wealth) (Wholesale) TD Canada Trust TD Securities TD Waterhouse (Personal & Commercial) (Wealth) (Wholesale) (Personal & Commercial) 14% 22% 64% 12% 20% 10% 58%

Pro forma Banknorth ownership Transaction Summary 51% TD 49% current Banknorth shareholders Each share of Banknorth will be exchanged for: 0.2351 TD shares, plus $12.24 cash, plus 0.49 TD Banknorth shares Applicable Canadian and U.S. regulatory approval Banknorth shareholder approval Conditions $40.00 per share (60% cash / 40% stock using TD average closing price of $34.71) $3.8 billion (C$5.0 billion) Valuation of 51% stake sold to TD 17.2 times 2004 IBES earnings 15.6 times 2005 IBES earnings 2.6 times book value Implied pricing of 51% stake sold to TD

Transaction Summary - Continued Banknorth CEO appointed Vice Chairman of TD and appointed to TD's Board Banknorth management agreements in place Management TD Banknorth Brand U.S. Rating agencies have confirmed TD's ratings Rating agencies Expected closing February 2005

Board composition Corporate Governance TD initially adds up to five members to Banknorth Board Any Board action requires vote of TD nominees TD has right to appoint a majority of Board TD Ownership level TD can buy up to 66 2/3% TD has right of first refusal to contribute additional capital when Banknorth raises capital subject to 66 2/3% cap TD has rights to maintain ownership level in connection with future Banknorth share issuance Possible acquisition of 100% of shares In subsequent years, TD can bid for remaining publicly held shares, subject to approval by independent directors and unaffiliated Banknorth shareholders in the first five years and to approval by independent directors or unaffiliated Banknorth shareholders after first five years.

An opportunity to realize value..... A Winning Proposition $40.00 per share for 51% of Banknorth shares: 26% premium based on $31.70 (8/24/04 close) 58% dividend accretion for those shares exchanged for TD shares ......while retaining an interest in a new Banknorth with enhanced growth potential Continuity in Banknorth franchise: Continued emphasis on community bank model Executive management and directors remain No customer disruption Combination with TD will leverage the successful Banknorth business model: TD brings tremendous resources and commitment to the Banknorth growth strategy TD offers an array of sophisticated financial service products Ability to grow loans, deposits and fee income will be enhanced Revenue synergies will be realized over a reasonable period of time

Why TD? A Bright Future Potential synergies: Banknorth will be able to offer TD's broad array of products and services to an expanded customer base TD's IT investments may be leveraged by Banknorth Future value potential for Banknorth shareholders Opportunities for growth through future acquisitions Opportunity for subsequent offer by TD to acquire 100% of Banknorth Potential growth in Banknorth earnings based on financial strength and backing of TD

Why TD? A Dynamic Partnership Cultural and strategic fit Improved capital flexibility: Banknorth will be a critical growth vehicle for TD The new Banknorth and pro forma TD expect to continue to generate substantial excess capital Continuance of listed security and access to capital will give Banknorth additional flexibility in structuring acquisitions Commitment to growth: There is a great opportunity for continued consolidation in the United States (8,000 U.S. banks and thrifts, 19 Canadian banks) The new Banknorth will be able to contemplate acquisitions of a scale and geographic scope beyond its recent history

Why is the TD Deal in the Best Interest of Banknorth Shareholders? Existing shareholders receive a premium for 51% of their shares Banknorth shareholders will receive a dividend premium Banknorth currently pays $0.20/share TD currently pays $.275 /share For the 40% of 51% consideration to be received in TD and common stock, Banknorth shareholders will recognize a 58.8% dividend accretion1 Shareholders can participate in the further consolidation of the banking industry in the U.S. with a proven management team Possible premium payable in the event TD seeks to acquire 100% of Banknorth in the future 1. Analysis is based on dividends received pre-tax. Dividends received on TD shares are subject to a 15% withholding in Canada which is credited against US taxable income subject to certain restrictions. Exchange ratio of 1.152 ($40/$34.71).

Same Focused Banknorth Strategy - Only More So Focus on the fundamentals in our core businesses Grow core retail deposits Grow consumer and commercial loans Grow insurance and investment businesses Aggressively cross sell banking and non-banking products and services to existing customer base Continue to exploit market disruption in New England Continue acquisition strategy Look for opportunities within New England and beyond Explore potential revenue and cost saving synergies with TD Bank Financial Group Acquisition of Boston Fed ($1.7 billion assets) tentatively scheduled to close in January of 2005

Banknorth - New Growth Platform Banknorth: best in class management, excellent record of value creation, disciplined approach, motivated for the future Banknorth: a scale franchise in attractive markets Banknorth: acquisition strategy into attractive Northeast markets continues - TD can both fund and assist Banknorth's move to the next level Structure supports TD's strategy, while deploying some excess capital and retaining strategic and financial flexibility Geographically diversifies TD's earnings and increases retail mix Immediately accretive to earnings and acceptable initial financial return without reliance on synergies Upside potential through follow on accretive acquisitions and operational synergies

Banknorth Group, Inc. and Subsidiaries Reconciliation Table - Non-GAAP Financial Information

Banknorth Group, Inc. and Subsidiaries Reconciliation Table - Non-GAAP Financial Information